UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-9600

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMR Associates, L.P. 81-4354503
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.14%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 273,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,154,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.32%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 273,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,152,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.24%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D/A

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by AMR Associates, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on March 10, 2017 (the “Initial Filing”) as amended by Amendment No. 1 filed on February 14, 2018 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 14, 2019 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 13, 2020 (“Amendment No. 3”) and as further amended by Amendment No. 4 filed on February 12, 2021 (together with the Initial Filing and Amendment No. 1, Amendment No. 2 and Amendment No. 3 the “Filings”). This Amendment No. 5 updates certain information with respect to certain Reporting Persons under the Filings. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2.	Identity and Background.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted in their entirety.

Item 3.	Source and Amount of Funds or Other Consideration.

The information provided in the Filings with respect to Item 3 which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

The Class B Common held by the Reporting Persons was primarily acquired on September 28, 2012, when NACCO Industries, Inc., a Delaware corporation (“NACCO”), completed the spin-off of the Issuer to NACCO’s stockholders and, subsequently thereto, in swaps under the Stockholders’ Agreement (as defined below), market purchases and pursuant to equity awards by the Issuer.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading AMR Associates, L.P. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

AMR Associates, L.P. AMR Associates is made up of the individuals and entities holding limited and general partnership interests in AMR Associates. AMR Associates may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 273,806 shares of Class B Common held by AMR Associates. Although AMR Associates holds the 273,806 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Helen R. Butler and Clara T. Rankin Williams, as trustees and primary beneficiaries of trusts that are General Partners, are deemed to share the power to vote and dispose of such shares of Class B Common. Collectively, the 273,806 shares of Class B Common beneficially owned by AMR Associates constitute approximately 7.14% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to vote 273,806 shares of Class B Common and shares the power to dispose of 3,154,972 shares of Class B Common. Collectively, the 3,154,972 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 82.32% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to vote 273,806 shares of Class B Common and shares the power to dispose of 3,152,172 shares of Class B Common. Collectively, the 3,152,172 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 82.24% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to AMR Associates, L.P. is hereby deleted and replaced by the following:

AMR Associates, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021 (the “AMR Associates Partnership Agreement”), filed as Exhibit 30 hereto and incorporated herein by reference, as amended by that certain First Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021, filed as Exhibit 31 hereto and incorporated herein by reference, the General Partners have the power to vote the Class A Common and Class B Common held by the partnership. Further, under such terms, the General Partners generally exercise such power by a vote of the General Partners holding a majority of the general partnership interests.

Under the terms of the AMR Associates Partnership Agreement, the partnership may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the General Partners and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“AMR Associates Partnership Interests”).

The AMR Associates Partnership Agreement restricts the transfer of AMR Associates Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire AMR Associates Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of AMR Associates Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the AMR Associates Partnership Agreement.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective December 7, 2021, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 32 and is incorporated herein in its entirety.

The information provided with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Rankin Associates I, L.P.

Under the terms of the Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021 (the “Rankin I Partnership Agreement”), filed as Exhibit 33 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Rankin Associates II, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of December 8, 2021 (the “Rankin II Partnership Agreement”), filed as Exhibit 34 hereto and incorporated herein by reference, RMI, as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The information provided with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Rankin Associates IV, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021 (the “Rankin IV Partnership Agreement”), filed as Exhibit 35 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 6 of the Initial Filing is hereby amended by inserting at the end thereof the following:

Rankin Associates V, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021 (the “Rankin V Partnership Agreement”), filed as Exhibit 36 hereto and incorporated herein by reference, RMI, as the general partner of Rankin V, has the sole power to vote the Class A Common and Class B Common held by Rankin V. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin V with the other individuals and entities holding limited partnership interests in Rankin V. Under the terms of the Rankin V Partnership Agreement, Rankin V may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin V (“Rankin V Partnership Interests”).

The Rankin V Partnership Agreement restricts the transfer of Rankin V Partnership Interests by the partners and provides the partners and Rankin V with a right of first refusal to acquire Rankin V Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin V Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin V Partnership Agreement.

Rankin Associates VI, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021 (the “Rankin VI Partnership Agreement”), filed as Exhibit 37 hereto and incorporated herein by reference, RMI, as the general partner of Rankin VI, has the sole power to vote the Class A Common and Class B Common held by Rankin VI. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin VI with the other individuals and entities holding limited partnership interests in Rankin VI. Under the terms of the Rankin VI Partnership Agreement, Rankin VI may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin VI (“Rankin VI Partnership Interests”).

The Rankin VI Partnership Agreement restricts the transfer of Rankin VI Partnership Interests by the partners and provides the partners and Rankin VI with a right of first refusal to acquire Rankin VI Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin VI Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin VI Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 30	First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021.

Exhibit 31	First Amendment to First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of December 8, 2021.

Exhibit 32	Eleventh Amendment to Stockholders’ Agreement, dated as of December 7, 2021, by and between the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form S-8, filed by the Issuer on February 1, 2022, Commission File Number 333-262448).

Exhibit 33	Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021.

Exhibit 34	First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 8, 2021.

Exhibit 35	Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021.

Exhibit 36	First Amended and Restated Limited Partnership Agreement of Rankin Associates V, L.P., dated as of December 8, 2021.

Exhibit 37	First Amended and Restated Limited Partnership Agreement of Rankin Associates VI, L.P., dated as of December 8, 2021.

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

AMR ASSOCIATES, L.P.

By:	2012 Helen R. Butler Trust U/A/D June 22, 2012, General Partner

By:	/s/ Helen R. Butler
Helen R. Butler Trustee

REPORTING PERSONS

By:	/s/ Helen R. Butler
Name: Helen R. Butler on behalf of herself and as:

Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 30 hereto.